Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

For the six-month periods ended October 31, 2024, and 2023.

VIZSLA SILVER CORP.

Condensed Consolidated Interim Statements of Financial Position

Expressed in Canadian dollars - unaudited

As at	Note	October 31, 2024	April 30, 2024 (audited)
		$	$
ASSETS
Current assets
Cash and cash equivalents	3	122,584,704	37,548,304
Taxes receivable	4	12,666,576	15,463,595
Other receivables		1,109,443	527,432
Prepaid expenses		1,261,381	2,218,609
Total current assets		137,622,104	55,757,940

Non-current assets
Long-term prepaid expenses		14,838	22,729
Long-term taxes receivable	4	5,040,990	5,846,416
Property, plant, and equipment	5	633,098	588,444
Investment	6	1,010,796	605,394
Investment in associate	7	6,349,654	-
Exploration and evaluation assets	8a, 8b	206,465,240	208,706,494
Deferred payment	8b	-	1,255,515
Total non-current assets		219,514,616	217,024,992
Total assets		357,136,720	272,782,932

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	8b	1,866,497	2,527,373
Due to related party	9	96,113	1,148,600
Total current liabilities		1,962,610	3,675,973

Non-current liabilities
Non-current accounts payable and accrued liabilities	8b	2,023,192	-
Total liabilities		3,985,802	3,675,973

SHAREHOLDERS' EQUITY
Share capital	10	374,696,641	270,775,104
Shares to be issued	8a, 8b	10,873,471	882,830
Reserves		42,475,339	36,572,860
Accumulated other comprehensive gain		(9,716,849)	21,927,333
Deficit		(65,177,684)	(61,051,168)
Total shareholders' equity		353,150,918	269,106,959
Total liabilities and shareholders' equity		357,136,720	272,782,932

Note 1 - Nature and Continuance of Operations

Note 14 - Subsequent Events

They are signed on the Company's behalf by:

"Michael Konnert"	"Craig Parry"
Director, CEO	Director, Chairman

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page | 2

VIZSLA SILVER CORP.

Condensed Consolidated Interim Statements of Profit (Loss) and Comprehensive Loss

Expressed in Canadian dollars - unaudited

		For the three months ended		For the six months ended
	Note	October 31, 2024	October 31, 2023	October 31, 2024	October 31, 2023
				$	$
General and administrative expenses
Amortization		$71,868	$106,883	$137,353	$174,141
Consulting fees		726,532	255,159	1,015,482	537,652
Directors fees		87,500	77,075	175,000	154,999
Foreign exchange loss		549,326	424,244	601,796	249,616
Insurance		150,231	189,678	308,036	376,763
Management fees		100,000	87,500	200,000	175,000
Marketing		800,965	708,343	1,798,365	1,407,203
Office and miscellaneous		445,404	244,204	815,739	512,648
Professional fees		224,897	139,238	797,071	230,271
Share-based compensation	9e, f	2,394,464	1,522,987	6,083,777	4,261,270
Transaction costs		-	-	112,997	-
Transfer agent and filing		144,384	95,790	256,429	189,485
Travel and promotion		2,775	104,723	22,250	121,350

		$(5,698,346)	$(3,955,824)	$(12,324,295)	$(8,390,398)
Other income / (loss)
Interest income		797,528	312,089	1,138,698	426,933
Revaluation gain (loss) on investment in equity instruments		80,779	(550,651)	218,402	(633,529)
Gain on debt settlement		-	-	321,862	-
Gain on spin out of royalty interest		-	-	13,749,421	-
Share of loss of associate	6	(561,520)	-	(561,520)	-
Net profit (loss)		$(5,381,559)	$(4,194,386)	$2,542,568	$(8,596,994)

Other comprehensive loss
Items that will be reclassified subsequently
Translation gain/(loss) on foreign operations		(13,018,226)	(6,121,180)	(31,644,182)	1,707,765
Comprehensive loss		$(18,399,785)	$(10,315,566)	$(29,101,614)	$(6,889,229)

Basic and diluted profit (loss) per share		$(0.02)	$(0.02)	$0.01	$(0.04)

Weighted average number of common shares
Basic		261,580,254	207,991,645	247,111,144	207,965,942
Diluted		261,580,254	207,991,645	255,151,178	207,965,942

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page | 3

VIZSLA SILVER CORP.

Condensed Consolidated Interim Statements of Cash Flows

Expressed in Canadian dollars - unaudited

For the six-month periods ended	October 31, 2024	October 31, 2023
	$	$
Operating activities
Profit/(loss) for the period	2,542,568	(8,596,994)
Items not affecting cash:
Amortization	137,353	174,141
Share-based compensation	6,083,777	4,261,270
Revaluation (gain) loss on investment in equity instruments	(218,402)	633,529
Share of loss of associate	561,520	-
Gain on debt settlement	(321,862)	-
Gain on spin out of royalty interest	(13,749,421)	-

Changes in non-cash working capital items:
Accounts payable and accrued liabilities	(1,668,261)	(2,719,393)
Due to related parties	(1,052,487)	(223,375)
Taxes receivable	773,214	(2,162,812)
Other receivable	(582,011)	145,961
Prepaid expenses	965,119	939,784
Net cash flows used in operating activities	(6,528,893)	(7,547,889)

Investing activities
Addition of exploration and evaluation assets	(9,342,141)	(15,033,952)
Accounts payable related to exploration and evaluation assets	(28,259)	-
Purchase of equipment (net of disposal)	(271,300)	(316,438)
Strategic investment expenditures	(187,000)	-
Maturity of guaranteed investment certificates	-	20,000,000
Net cash flows (used in) provided by investing activities	(9,828,700)	4,649,610

Financing activities
Issuance of common shares for over-allotment options, bought deal and at-the-market offering ("ATM")	86,258,172	-
Issuance of common shares - warrants exercise	16,338,210	7,961
Issuance of common shares - option exercise	5,006,128	7,000
Share issuance costs	(5,394,006)	-
Net cash flows provided by financing activities	102,208,504	14,961

Effects of foreign exchange	(814,511)	(1,381,200)
Increase (decrease) in cash and cash equivalents	85,036,400	(4,264,518)
Cash and cash equivalents, beginning of period	37,548,304	12,608,704
Cash and cash equivalents, end of period	122,584,704	8,344,186

Supplemental cash flow
Shares issued pursuant to property acquisition	1,531,735	-
Shares to be issued pursuant to property acquisition	10,873,471	-
Shares issued for RSUs	181,298	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page | 4

VIZSLA SILVER CORP.

Condensed Consolidated Interim Statements of Changes in Equity

Expressed in Canadian dollars - unaudited, except for number of shares

		Common shares
	Note	Number	Amount	Reserves	Share to be issued	Other comprehensive income (loss)	Deficit	Total
			$	$	$	$	$	$

Balance, April 30, 2023		207,938,329	237,460,259	30,324,553	-	9,465,293	(45,102,779)	232,147,326
Shares issued pursuant to exercise of warrants and options	10b	55,490	14,961	-	-	-	-	14,961
Stock-based compensation - options	10e	-	-	3,697,694	-	-	-	3,697,694
Stock-based compensation - RSUs	10f	-	-	563,576	-	-	-	563,576
Net loss and other comprehensive income for the period		-	-	-	-	1,707,765	(8,596,994)	(6,889,229)
Balance, October 31, 2023		207,993,819	237,475,220	34,585,823	-	11,173,058	(53,699,773)	229,534,328

Balance, April 30, 2024		232,642,035	270,775,104	36,572,860	882,830	21,927,333	(61,051,168)	269,106,959
Shares issued pursuant to property acquisition	10b	706,074	1,531,735	-	9,990,641	-	-	11,522,376
Shares issued pursuant to over-allotment options, bought deal and ATM	10b	32,650,000	86,258,172	-	-	-	-	86,258,172
Shares issued pursuant to exercise of warrants, options, and RSUs	10b	12,745,779	21,525,636	(181,298)	-	-	-	21,344,338
Share issuance costs - cash	10b	-	(5,394,006)	-	-	-	-	(5,394,006)
Stock-based compensation - options	10e	-	-	5,299,436	-	-	-	5,299,436
Stock-based compensation - RSUs	10f	-	-	784,341	-	-	-	784,341
Distribution to shareholders	7	-	-	-	-	-	(6,669,084)	(6,669,084)
Net income and other comprehensive loss for the period		-	-	-	-	(31,644,182)	2,542,568	(29,101,614)
Balance, October 31, 2024		278,743,888	374,696,641	42,475,339	10,873,471	(9,716,849)	(65,177,684)	353,150,918

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page | 5

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six-month periods ended October 31, 2024, and 2023
Expressed in Canadian dollars - unaudited

1. Nature and Continuance of Operations

The Company was incorporated on September 26, 2017, under the Business Corporations Act (British Columbia) under the name Vizsla Capital Corp. On March 8, 2018, the Company changed its name to Vizsla Resources Corp. On February 5, 2021, the Company changed its name to Vizsla Silver Corp. (the "Company", "Vizsla Silver"). On January 21, 2022, Vizsla Silver Corp was listed on the NYSE American and commenced trading under the symbol "VZLA". Effective November 7, 2024 the common shares of the Company were uplisted to the TSX  under the symbol VZLA. The Company's principal business activity is the exploration of mineral properties. The Company currently conducts substantially all its operations in Canada and Mexico in one business segment.

The head office and principal address of the Company is located at 595 Burrard Street, Suite 1723

Vancouver, BC V7X 1J1.

The Company has not yet determined whether its properties contain ore reserves. The recoverability of the amounts shown for mineral properties and exploration costs is dependent upon the existence of ore reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and future profitable production or proceeds from the disposal of properties.

These condensed consolidated interim financial statements have been prepared using accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.

The Company continues to experience risks associated with global inflation and volatility in foreign exchange rates. The Company continues to monitor each of these risks and will execute timely and appropriate measures as necessary. Further, near-term metal prices, exchange rates, discount rates, and other key assumptions used in the Company's accounting estimates are subject to greater uncertainty given the current economic environment. Changes in these assumptions could significantly impact the Company's accounting estimates.

2. Material Accounting Policies and Basis of Presentation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed, and therefore these condensed consolidated interim financial statements should be read in conjunction with the Company's April 30, 2024, audited annual consolidated financial statements and the notes to such financial statements.

These condensed consolidated interim financial statements are based on the IFRS issued and effective as of October 31, 2024. These condensed consolidated interim financial statements were authorized for issuance by the Company's Board of Directors on December 12, 2024, and follow the same accounting policies and methods of computation as the most recent annual consolidated financial statements.

Page | 6

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six-month periods ended October 31, 2024, and 2023
Expressed in Canadian dollars - unaudited

2. Material Accounting Policies and Basis of Presentation (continued)

a) Basis of Consolidation

The principal subsidiaries of the Company, which are accounted for under the consolidation method, are as follows:

Entity	Principal activities	Country of incorporation and operation	Ownership interest as at October 31, 2024	Ownership interest as at April 30, 2024
Canam Alpine Ventures Ltd.	Holding Co	Canada	100%	100%
Minera Canam S.A. de C.V.	Exploring evaluating mineral properties	Mexico	100%	100%
Operaciones Canam Alpine S.A. de C.V.	Exploring evaluating mineral properties	Mexico	100%	100%
Panuco Royalty Corp. (formerly Vizsla Royalty Corp., Vizsla Copper Corp., and 1283303 B.C. Ltd.) (1)	Royalty Company	Canada	41.35%	100%
Canam Royalties Mexico, S.A. de C.V.(1)	Royalty Company	Mexico	41.35%	100%
Vizsla Royalties Corp. (1)	Royalty Company	Canada	41.35%	100%
Goanna Resources, S.A.P.I. de C.V. (2)	Exploring evaluating mineral properties	Mexico	100%	0%

(1) On October 13, 2023, Vizsla Royalty Corp.'s name was changed to Panuco Royalty Corp., and Vizsla Royalties Corp. was incorporated. Vizsla Royalties Corp. became the Company's wholly owned subsidiary, and Panuco Royalty Corp. became its wholly owned subsidiary. On June 24, 2024 Vizsla Royalties Corp., and its subsidiaries (Panuco Royalty Corp. and Canam Royalties Mexico, S.A. de C.V.) were spun out of Vizsla Silver Corp. (Note 7). Following the Arrangement as defined in Note 7, Vizsla Royalties Corp. is no longer a subsidiary of Vizsla Silver.

(2) On October 7, 2024 the Company acquired Goanna Resources, S.A.P.I. de C.M. See Note 8(b).

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to or has rights to, variable returns from its involvement with the entity and can affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. All significant intercompany transactions and balances have been eliminated.

b) Loss of control

When losing control of a subsidiary, the Company derecognizes the assets and liabilities of the subsidiary at their carrying amounts, including any non-controlling interests in the former subsidiary. Consideration received and any investment retained in the former subsidiary are recognized at its fair value. If the transaction, event or circumstances that resulted in the loss of control involves a distribution of shares of the subsidiary to owners in their capacity as owners, that distribution is recognized at its fair value in accordance with IFRIC 17 - distribution of non-cash assets to owners, as a reduction in deficit from the Company. Any gain or loss is recognized in profit or loss attributable to the Company.

Page | 7

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six-month periods ended October 31, 2024, and 2023
Expressed in Canadian dollars - unaudited

2. Material Accounting Policies and Basis of Presentation (continued)

c) Business combinations

Acquisitions of businesses are accounted for using the acquisition method under IFRS 3 - Business Combinations. A business combination requires the assets acquired and liabilities assumed constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities. For the assets acquired and liabilities assumed not constituting a business, it is accounted as an asset acquisition. Consideration is measured at the date of the exchange which includes equity instruments issued. Acquisition related costs incurred for the business combination are expensed and included in purchase costs for asset acquisition. The acquiree's identifiable assets and liabilities are recognized at their fair values at the acquisition date. Provisional fair values are finalized at the earlier of the following: the date as soon as the acquirer received the information it was seeking about facts and circumstances that existed as of the acquisition date, learns that more information is not available or twelve months from the acquisition date. Goodwill arising on an acquisition is recognized as an asset and initially measured at cost, which is the excess of the consideration paid over the fair value of the net identifiable assets and liabilities recognized. No goodwill is recognized in an asset acquisition transaction.

d) Accounting standards issued but not yet adopted

The new standards or amendments issued but not yet effective are either not applicable or Company is evaluating the impact of the adoption of the specific standard below on the condensed consolidated interim financial statements.

Accounting pronouncements

New standards and interpretations not yet adopted in 2024:

IFRS 18: Presentation and Disclosure of Financial Statements

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements ("IFRS 18"), to improve reporting of financial performance. IFRS 18 replaces IAS 1, Presentation of Financial Statements ("IAS 1"). IFRS 18 carries forward many of the requirements of IAS 1 but introduces significant changes to the structure of a company's statement of income (loss).

The standard is applicable for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. The Company is currently evaluating the impact of the adoption of the standard.

Page | 8

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six-month periods ended October 31, 2024, and 2023
Expressed in Canadian dollars - unaudited

2. Material Accounting Policies and Basis of Presentation (continued)

e) Significant Accounting Judgments and Estimates

Preparing the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, and related disclosure. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgment is used mainly in determining how a balance or transaction should be recognized in the financial statements. Estimates and assumptions are used mainly in determining the measurement of recognized transactions and balances. Actual results may differ from these estimates.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the interim financial statements for the six-month period ended October 31, 2024, are consistent with those applied and disclosed in Note 2 of the annual consolidated financial statements except for the ones disclosed below. The Company's interim results are not necessarily indicative of its results for a full year.

Significant areas where management's judgment and estimate has been applied during the six months ended October 31, 2024 include:

  Fair value determination of distributed assets and retained interest on spin-out transaction

Management assessed the fair value of the distributed assets and retained interest at the transaction day. The shares were valued using market prices, while the warrants were estimated using an option pricing model. The retained interest was also measured based on fair value of the shares. Management applied judgment in determining the appropriate timing for recognizing these values in the financial statements.

  Multiple arrangements accounted for as a single transaction

Significant judgement involved in determining whether multiple arrangements should be accounted for as a single transaction when the Company loses control of a subsidiary in two or more arrangements. As the spin-out arrangement and private placement of Vizsla Royalties are considered entered in contemplation of each other and form a single transaction designed to achieve an overall commercial effect, management assessed the spin-out arrangement and the loss of control in Vizsla Royalties Corp. as one single transaction.

  Assessment of the transactions as business combinations or asset acquisitions

Management has had to apply judgment relating to an acquisition with respect to whether the acquisition is a business combination or an asset acquisition. Management applied a three-element process to determine whether a business or an asset was purchased, considering inputs, processes, and outputs of the acquisition in order to reach a conclusion. The Company concluded that the acquisition of La Garra as defined in note 8 b) does not meet the definition of a business combination and therefore is accounted for as an asset acquisition.

  Valuation of net assets acquired in asset acquisitions

Estimates were made as to the fair value of assets and liabilities acquired in business combinations. The Company measured all assets acquired and liabilities assumed at their acquisition-date fair values. Additionally, the Company measured the fair value of the consideration payable in cash and in shares applying and calculating discount rates reflective of the timing and risks associated to the Company and the industry it operates in.

Page | 9

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six-month periods ended October 31, 2024, and 2023
Expressed in Canadian dollars - unaudited

3. Cash and Cash Equivalents

Cash and cash equivalents of $122,584,704 (April 30, 2024 - $37,548,304) included $90,749,500 in term deposits that are cashable within one to three months (April 30, 2024: $30,000,000). The term deposits earn interest at 4.20%-5.20% (April 30, 2024: 5.24%-5.33%).

At October 31, 2024, the Company had 1,256,837 Mexican pesos ("MXN") (April 30, 2024 - 441,705 MXN) and 9,283,131 US dollars (April 30, 2024 - 2,226,985 US dollars).

4. Taxes Receivable

Taxes receivables consist of amounts due from tax authorities and are classified into current and non-current portions based on the expected timing of recovery.

Current taxes receivables

The current portion of taxes receivable represents amounts expected to be recovered within the next twelve months. As at October 31, 2024, the current taxes receivable are as follows:

	October 31, 2024	April 30, 2024
	$	$
Goods and Service Tax (GST) recoverable	138,380	108,542
Mexican Value Added Tax (IVA) recoverable *	12,528,196	15,355,053
Total current taxes receivable	12,666,576	15,463,595

*Mexican IVA is net of provision of $407,318 (5,868,290 MXN) (April 30, 2024 - $472,397 (5,868,290 MXN)).

Non-current taxes receivables

The non-current portion of taxes receivable represents amounts expected to be recovered after more than twelve months from the reporting date.

As at October 31, 2024, the non-current taxes receivable are as follows:

	October 31, 2024	April 30, 2024
	$	$
Mexican Value Added Tax (IVA) recoverable	5,040,990	5,846,416

Page | 10

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six-month periods ended October 31, 2024, and 2023
Expressed in Canadian dollars - unaudited

5. Property, Plant and Equipment

	Computer equipment	Computer software	Office equipment	Mining equipment	Office improvements	Total
Cost	$	$	$	$	$	$
Balance - April 30, 2023	79,234	55,212	57,443	355,514	253,196	800,599
Additions	7,197	37,003	69,579	389,398	-	503,177
Disposal	-	-	-	-	-	-
Effect of change in exchange rate	4,909	-	4,860	32,128	17,012	58,909
Balance - April 30, 2024	91,340	92,215	131,882	777,040	270,208	1,362,685
Additions	17,245	-	17,262	196,675	53,481	284,663
Disposal	(13,363)	-	-	-	-	(13,363)
Reclassification	-	-	(45,759)	45,759	-	-
Effect of change in exchange rate	(11,605)	-	(16,446)	(118,460)	(40,515)	(187,026)
Balance - October 31, 2024	83,617	92,215	86,939	901,014	283,174	1,446,959

Accumulated Amortization
Balance - April 30, 2023	36,022	55,212	42,360	128,653	153,624	415,871
Amortization	20,808	37,003	82,016	85,565	103,584	328,976
Disposal	-	-	-	-	-	-
Effect of change in exchange rate	2,353	-	4,936	9,145	12,960	29,394
Balance - April 30, 2024	59,183	92,215	129,312	223,363	270,168	774,241
Amortization	9,949	-	19,258	108,108	38	137,353
Disposal	(4,009)	-	-	-	-	(4,009)
Reclassification	-	-	(85,312)	85,312	-	-
Effect of change in exchange rate	(3,530)	-	(13,809)	(39,130)	(37,255)	(93,724)
Balance - October 31, 2024	61,593	92,215	49,449	377,653	232,951	813,861

Carrying amounts
As at April 30, 2023	43,212	-	15,083	226,861	99,572	384,728
As at April 30, 2024	32,157	-	2,570	553,677	40	588,444
As at October 31, 2024	22,024	-	37,490	523,361	50,223	633,098

Page | 11

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six-month periods ended October 31, 2024, and 2023
Expressed in Canadian dollars - unaudited

6. Strategic Investment in Prismo Metals Inc. and Intangible Asset

On December 16, 2022, the Company entered a strategic investment with Prismo Metals Inc. ("Prismo"), listed on the Canadian Securities Exchange as "PRIZ," which was finalized on January 6, 2023. The Company acquired (i) a right of first refusal ("ROFR") to purchase Prismo's Palos Verdes project, valid until January 6, 2027, and (ii) 4,000,000 Prismo units. Each unit includes one common share and half of a share purchase warrant, allowing the purchase of an additional share at $0.75 for two years.

The ROFR obligates Prismo to notify the Company of third-party offers for Palos Verdes, giving the Company a 45-day window to match the offer. The ROFR expires if the Company's ownership falls below 8%. The Prismo units were valued at $1,413,225.

The investment included $500,000 in cash and 1,000,000 Company shares, fair valued at $1,357,155, both subject to a hold period of four months and one day, and a voluntary escrow period of 24 months with 25% of the securities released every six months.

As part of the strategic investment, Prismo and the Company agreed to form a technical committee to explore the Panuco silver-gold district. Before the investment, the Company held no Prismo shares. After the deal, the Company owns 4,000,000 shares and 2,000,000 warrants, representing 10.08% of Prismo's non-diluted shares and 14.4% on a partially diluted basis. As of October 31, 2024, 3 million shares have been released from the voluntary hold.

Due to the absence of common management or directors, the Company has no significant influence over Prismo and recognizes its Prismo units as an investment, measured at fair value through profit or loss. For the period ended October 31, 2024, the fair value change was a gain of $218,402 (October 31, 2023: loss of $633,529). To maintain its ROFR, the Company must ensure its ownership percentage remains above 8%. In the June 18, 2024, financing round by Prismo, the Company acquired an additional 1,100,000 Prismo shares at $0.17 per share. The Company now owns 5,100,000 shares, representing 9.56% of Prismo's non-diluted shares. These shares are subject to a four-month holding period. The investment continuity schedule is provided below:

Strategic Investment
$
Balance - April 30, 2023	1,297,098
Loss from fair value adjustment	(691,704)
Balance - April 30, 2024	605,394
Additions	187,000
Gain from fair value adjustment	218,402
Balance - October 31, 2024	1,010,796

Page | 12

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six-month periods ended October 31, 2024, and 2023
Expressed in Canadian dollars - unaudited

6. Strategic Investment in Prismo Metals Inc. and Intangible Asset (continued)

Prismo shares are fair valued using the discount for lack of marketability ("DLOM") method. DLOM is based on the risk arising from the restricted holding period and voluntary escrow. The valuation of Prismo shares follows a level 2 fair value measurement. The share price is derived from the market price on the period-end date, October 31, 2024, of $0.17 (April 30, 2024: $0.145), with consideration for the lack of marketability. The DLOM rate used is provided below:

	October 31, 2024	April 30, 2024
Date	DLOM	DLOM
06-Jul-23	Issued	Issued
06-Jan-24	Issued	Issued
06-Jul-24	Issued	10.87%
06-Jan-25	19.90%	19.90%

The fair value of the Prismo warrants granted was calculated as of October 31, 2024, using the Black-Scholes option pricing model with the following assumptions:

	October 31, 2024	April 30, 2024
Risk Free Interest Rate	3.09%	4.45%
Expected Dividend Yield	Nil	Nil
Expected Volatility	98.08%	113.64%
Expected Term in Years	0.18 years	0.69 years

7. Plan of Arrangement - Spin out of Vizsla Royalties Corp.

On January 17, 2024, the Company announced an arrangement agreement ("Arrangement") with its subsidiary Vizsla Royalties Corp. ("Spinco"), which holds a net smelter royalty (NSR) on the Panuco silver-gold project in Sinaloa, Mexico. Under the Arrangement, Vizsla Silver shareholders received one new Vizsla Silver share, one-third of a Spinco share, and one-third of a Spinco warrant for each Vizsla Silver share held. As a result, Spinco ceased being a wholly owned subsidiary of Vizsla Silver.

The Arrangement was approved by shareholders on June 17, 2024, received court approval on June 19, and final TSX Venture Exchange ("TSX-V") approval on June 20, 2024. It was completed on June 24, 2024. Shareholders received one new Vizsla Silver share and 0.3333 Spinco shares for each Vizsla Silver share held as of June 21, 2024.

Following closing of the Arrangement, Vizsla Silver and Spinco intend to complete a number of steps, including the following: (a) Spinco will settle an outstanding loan from Vizsla Silver into Spinco Shares, (b) Vizsla Silver will make an additional $3,500,000 loan to Spinco if required, (c) Spinco may exercise its buyback right on an underlying royalty on the Panuco Project, after which point the royalty held by Spinco will consist of a 2% NSR on the entire Panuco Project, (d) Spinco will complete a private placement for gross proceeds of at least $3,000,000, and (e) Spinco will complete a consolidation of the Spinco Shares on the basis of one new Spinco Share for every ten old Spinco Shares.

Vizsla Silver and Spinco have entered into a royalty right agreement which provides that, if Vizsla Silver or any of its affiliates acquires mineral properties within a two-kilometer boundary around the Panuco Project, it must offer Spinco an NSR on such mineral property to Spinco on terms proposed by Vizsla Silver.

Page | 13

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six-month periods ended October 31, 2024, and 2023
Expressed in Canadian dollars - unaudited

7. Plan of Arrangement - Spin out of Vizsla Royalties Corp. (continued)

Upon closing, the Company retained 83,000,000 shares of Spinco. The Company also received $470,081 in cash and 32,186,240 Spinco shares at $0.06 to offset a $2,079,393 loan, resulting in a gain on settlement of debt at $321,862, and increasing its total holdings to 115,186,240 shares (41.35% of Spinco's holdings). Spinco completed the non-brokered private placement on July 29, 2024, raising gross proceeds of $5 million. Spinco shares began trading on the TSX-V under the symbol VROY on August 26, 2024. Spinco consolidated its common shares at a 10-to-1 ratio, as approved by the Board on July 31, 2024.

In accordance with IFRIC 17, 80,493,651 shares and 80,493,651 warrants of Spinco were treated as a distribution of capital to the Company's shareholders, with a fair value of $6,669,084 (80,493,651 shares at $0.06 per share, totaling $4,829,619, and 80,493,651 warrants valued at $1,839,465 using the Black-Scholes pricing model). The retained interest in Spinco held by Vizsla Silver was fair valued at $6,911,174, based on 115,186,240 Spinco shares at $0.06 per share. As a result, the Company recorded a gain of $13,749,421 from the spin-out in its condensed consolidated interim statements of profit (loss) and comprehensive loss for the six-month period ended October 31, 2024.

The fair value of SpinCo's warrants granted in the six-month period ended October 31, 2024, was calculated as of the grant date using the Black-Scholes pricing model with the following assumptions:

Risk Free Interest Rate	3.94%
Expected Dividend Yield	-
Expected Volatility	73.71%
Expected Term in Years	0.47 years

As of October 31, 2024, the Company holds a 41.35% interest in Spinco and after assessing if there is any other indicative of control, it was concluded that Spinco is now an associate that is accounted following the equity method and is no longer consolidated. As a result, the Company recorded a share of loss in associate of $561,520 for the three- and six-month period ended October 31, 2024. The investment continuity schedule is provided below:

Spinco
$
Balance - April 30, 2023 and 2024	-
Addition of associate	6,911,174
Share of loss of associate	(561,520)
Balance - October 31, 2024	6,349,654

Page | 14

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six-month periods ended October 31, 2024, and 2023
Expressed in Canadian dollars - unaudited

8. Exploration and Evaluation Assets

a) Canam Alpine Ventures Ltd. - Panuco-Copala Property

On November 5, 2019, under a share exchange agreement dated September 13, 2019, the Company acquired all common shares of Canam Alpine Ventures Ltd. ("Canam"), a private British Columbia company. Canam owns two Mexican subsidiaries: Minera Canam S.A. DE C.V. and Operaciones Canam Alpine S.A. DE C.V. The Company agreed to pay $45,000 in cash and issue 6,000,000 common shares and 12,000,000 Milestone Shares, with additional shares issued upon achievement of milestones:

  Milestone 1: Issuance of 6,500,000 common shares if defined options are exercised by Canam.
  Milestone 2: Issuance of 5,500,000 common shares if a resource greater than 200,000 gold equivalent ounces is defined.

The Company also issued 250,000 common shares at closing and will issue 250,000 additional shares per milestone, totaling 750,000 shares as finders' fees. Contingent consideration of $308,595 related to the milestones and finders' fees was recorded at fair value and has been fully reversed as of April 30, 2022.

Additionally, Canam entered into option agreements with Minera Rio Panuco S.A. de C.V. ("Panuco") on August 8, 2019, and Silverstone Resources S.A. de C.V. ("Copala") on September 9, 2019. The Panuco agreement requires $2,000,000 in exploration and $23,000,000 in payments, with an extension paid on May 6, 2020. The Copala agreement requires $1,423,000 in exploration and $20,000,000 in payments, with a 3.0% NSR that can be reduced to 1.5% for 10% of the purchase price. On July 21, 2021, the Company signed a binding amending agreement with Panuco and an option exercise notice with Copala to acquire 100% of the Panuco-Copala silver-gold district.

Under the Amending Agreement, Vizsla and Panuco have accelerated the exercise of Vizsla's option on the Panuco Property. Upon closing, Vizsla will acquire 100% of the Panuco Property (43 concessions, 3,839 Ha) and the "El Coco" mill for:

  $4,250,000 in cash (paid) upon signing.
  6,245,902 Vizsla common shares at $2.44 per share ($12,000,000) upon transfer of the property (issued).
  $6,100,000 in additional cash: $250,000 paid on August 19, 2021; $850,000 paid on February 1, 2022; $5,000,000 paid on May 6, 2022, for the mill.

The Panuco Property includes the royalty-free Napoleon vein corridor.

Under the Copala Exercise Notice, Vizsla and Copala have also accelerated the exercise of Vizsla's option on the Copala Property. According to the definitive agreement signed on July 20, 2021, Vizsla will acquire 100% of the Copala Property (64 concessions, 5,547 Ha) for:

  $9,500,000 in cash (paid) upon transfer of the property.
  4,944,672 Vizsla common shares at $2.44 per share (issued).

Page | 15

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six-month periods ended October 31, 2024, and 2023
Expressed in Canadian dollars - unaudited

8. Exploration and Evaluation Assets (continued)

a) Canam Alpine Ventures Ltd. - Panuco-Copala Property (continued)

Costs related to the properties can be summarized as follows:

		Balance April 30, 2023		Additions		Balance April 30, 2024		Additions		Balance October 31, 2024
Acquisition costs		$		$		$		$		$
Cash		26,140,301		-		$26,140,301		-		26,140,301
Effective settlement of loans receivables		1,190,024		-		1,190,024		-		1,190,024
Shares		58,146,988		882,830 (1)		59,029,818		-		59,029,818
Subtotal		85,477,313		882,830		$86,360,143		-		86,360,143

		Balance April 30,2023		Additions		Balance April 30, 2024		Additions		Balance October 31, 2024
Exploration costs	$		$		$		$		$
Analysis		8,302,436		3,069,729		11,372,165		531,014		11,903,179
Depreciation		77,662		94,996		172,658		90,819		263,477
Drilling		35,608,933		12,867,027		48,475,960		2,204,134		50,680,094
Ejido rights		421,243		-		421,243		-		421,243
Engineering consulting		1,184,053		47,252		1,231,305		-		1,231,305
Equipment		2,400,740		1,590,199		3,990,939		276,598		4,267,537
Field cost		6,053,420		2,754,630		8,808,050		335,321		9,143,371
Geological consulting		8,133,775		5,571,329		13,705,104		1,083,806		14,788,910
Geophysical survey		158,542		3,693		162,235		-		162,235
Geotech		-		182,599		182,599		5,360		187,959
GIS management		203,054		164,414		367,468		39,749		407,217
Land and reclamation fees		-		20,727		20,727		-		20,727
Maintenance		849,862		811,532		1,661,394		325,999		1,987,393
Metallurgical testing		-		134,005		134,005		124,480		258,485
Other consulting		-		42,760		42,760		53,488		96,248
Project development		-		5,391,840		5,391,840		2,588,429		7,980,269
Rent of land		386,648		-		386,648		-		386,648
Special project		-		43,408		43,408		41,065		84,473
Travel and miscellaneous		7,051,471		645,381		7,696,852		186,945		7,883,797
Subtotal		70,831,839		33,435,521		104,267,360		7,887,207		112,154,567
		156,309,152		34,318,351		190,627,503		7,887,207		198,514,710
Effect of change in exchange rate		6,422,573		11,656,418		18,078,991		(27,886,800)		(9,807,809)
Total		162,731,725		45,974,769		208,706,494		(19,999,593)		188,706,901

(1) Shares addition during the year ended April 30, 2024, is related to the acquisition of EI Richard - San Enrique claims.

Page | 16

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six-month periods ended October 31, 2024, and 2023
Expressed in Canadian dollars - unaudited

8. Exploration and Evaluation Assets (continued)

a) Canam Alpine Ventures Ltd. - Panuco-Copala Property (continued)

The Company created a 100% owned subsidiary, Canam Royalties Mexico, S.A. de C.V. ("Canam Royalties") through Vizsla Royalty Corp., which is 100% owned by the Company. On February 23, 2022, Vizsla transferred 2% NSR on certain concessions and 0.5% NSR on certain concessions to Canam Royalties. On November 16, 2022, and January 30, 2023, Vizsla transferred 2% NSR on certain concessions to Canam Royalties. On October 13, 2023, Vizsla Royalty Corp.'s name was changed to Panuco Royalty Corp., and Vizsla Royalties Corp. was incorporated. Vizsla Royalties Corp. became a wholly owned subsidiary of the Company, and Panuco Royalty Corp. became its wholly owned subsidiary.

On June 24, 2024, the Company completed the arrangement agreement to spin out Vizsla Royalties Corp. to shareholders under the Business Corporations Act (British Columbia) (Note 7).

Acquisition of El Richard - San Enrique claims

The Company entered into an asset purchase agreement (the "APA") dated March 5, 2024, with Inca Azteca Gold S.A.P.I. de C.V. ("Inca Azteca Gold") and the Company's wholly owned subsidiary, Minera Canam, S.A. de C.V. ("Minera Canam") pursuant to which the Company agreed to acquire, through Minera Canam, all of Inca Azteca Gold's right, title and interest in and to the mineral concessions (the "Acquisition"). The Acquisition includes two large claims comprising 10,667 hectares (the "El Richard - San Enrique claims" or "San Enrique prospect") located south and partially adjacent to the Company's Panuco project (the "Panuco Project" or "Panuco"). The San Enrique prospect is situated along the highly prospective Panuco - San Dimas corridor. All acquisition cost related to the San Enrique prospect will be summarized in Note 8a as part of the Panuco-Copala Property since the "El Richard - San Enrique claims" is now considered part of the Panuco project.

Pursuant to the APA, the Company has agreed to issue an aggregate of US$650,000 in common shares of the Company at the exchange rate and market price applicable on the effective date (April 15, 2024) (collectively, the "Consideration Shares") plus any applicable value added tax to Inca Azteca Gold (paid). For accounting purposes, the acquisition will be recorded as an exploration and evaluation asset, as defined in IFRS 6 Exploration for and Evaluation of Mineral Resources. The Acquisition was settled with equity and its fair value can be reliably providing using share price on the closing date of April 15, 2024, per IFRS 2 Share-based payment.

On May 3, 2024, the Company issued to the Inca Azteca Gold 448,137 common shares of Vizsla priced at $1.97 per share (for a total value of $882,830 (US$650,000)) upon the completion of the transfer of the El Richard - San Enrique claims (Note 10g). The Company also paid $1,103,387 (US$805,143) for surface duties owed by Inca Azteca Gold to Governmental Entities concerning the mineral concessions.

The Consideration Shares are subject to a four-month hold period pursuant to applicable Canadian securities laws and Inca Azteca Gold has agreed to voluntary resale restrictions, whereby 12.5% of the Consideration Shares will become free trading on the date that is four months and one day from the effective date and an additional 12.5% will become free trading every three months thereafter.

Page | 17

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six-month periods ended October 31, 2024, and 2023
Expressed in Canadian dollars - unaudited

8. Exploration and Evaluation Assets (continued)

b) Acquisition of Goanna Resources, S.A.P.I. de C.V (La Garra claims)

The Company has entered into an agreement to acquire the past-producing La Garra-Metates district ("La Garra") situated in the heart of the silver-gold-rich Panuco - San Dimas corridor. As of October 31, 2024, the transaction was closed.

The Company entered into a share purchase agreement (the "SPA") dated March 27, 2024, with Exploradora Minera La Hacienda S.A. de C.V. and Manuel de Jesus Hernandez Tovar (collectively, the "Sellers") pursuant to which they agreed to acquire (the "Acquisition") all of the outstanding shares of Goanna Resources, S.A.P.I. de C.V. ("Goanna Resources"), a private Mexican corporation, from the Sellers. Goanna Resources is the owner of the La Garra-Metates District. Pursuant to the SPA, the Company has agreed to make cash payments in an aggregate of $4,134,621 (US$3,075,000) in cash (collectively, the "Cash Payments") and issue an aggregate of 5,555,555 common shares in the capital of the Company (collectively, the "La Garra Consideration Shares") to the Sellers. Also, the Company agreed to pay tenement taxes owed by Goanna Resources to Governmental Entities concerning the mineral concessions in the amount of $2,188,574 (US$1,606,500).

Cash Payments will be made, and the La Garra Consideration Shares will be issued over a period of 24 months from closing. On October 7, 2024, the Company and the Sellers agreed to establish this date as the effective date for the La Garra Considerations Shares ("effective date") and an updated payment schedule for the Cash Payments changing the timing of them to start on October 30, 2024 and the subsequent payments to happen in the same schedule originally set up.

	Cash	Shares
	US$
Signing of nonbinding LOI (i)	100,000
Closing of the transaction (ii)	-	257,937
October 30, 2024 (iii)	150,000	-
3 months from effective date	-	476,190
January 30, 2025	275,000	-
6 months from effective date	-	535,714
April 30, 2025	225,000	-
9 months from effective date	-	595,238
July 30, 2025	350,000	-
12 months from effective date	-	714,286
October 30, 2025	300,000	-
15 months from effective date	-	833,333
January 30, 2026	375,000	-
18 months from effective date	-	952,381
July 30, 2026	1,300,000	-
24 months from effective date	-	1,190,476
	3,075,000	5,555,555

(i) Paid on January 18, 2024.

(ii) Issued on October 16, 2024

(iii) Paid on October 25, 2024.

For accounting purposes, the acquisition is recorded as an asset acquisition as Goanna Resources did not meet the definition of a business, as defined in IFRS 3 Business Combinations.

Page | 18

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six-month periods ended October 31, 2024, and 2023
Expressed in Canadian dollars - unaudited

8. Exploration and Evaluation Assets (continued)

b) Acquisition of Goanna Resources, S.A.P.I. de C.V (La Garra claims) (continued)

The Consideration Shares are fair valued using the DLOM method. DLOM is based on the risk arising from the restricted holding period and voluntary escrow set out on the Acquisition. The valuation of the Consideration Shares follows a level 2 fair value measurement. The share price is derived from the market price on the closing date, October 7, 2024, of $2.58, with consideration for the lack of marketability.

The Company has made two payments up to October 31, 2024 in connection with the tenement taxes owed to Governmental Entities: $1,095,768 (US$810,000) on March 6, 2024 and $1,092,806 (US$696,500) on May 17, 2024. In addition, the Company has made two payments up to October 31, 2024 in connection with the Cash Payments: $135,050 (US$100,000) on January 18, 2024, upon signing a non-binding letter of intent, and $208,333 (US$150,000) on October 25, 2024. As of October 31, 2024, the Company has recognized exploration and evaluation assets of $17,622,287, an obligation to issue shares of $10,873,471, corresponding to the Consideration Shares to be issued, share capital of $648,905, corresponding to the Consideration Shares issued and the remaining liability to the sellers of $3,521,602 recorded as part of accounts payable and accrued liabilities, of which $1,498,410 is presented as current and $2,023,192 is presented as non-current, on the Condensed Consolidated Interim Statements of Financial Position. This acquisition also includes $70,699 of legal fees and other transaction costs incurred in relation to the acquisition. Additionally, the agreement contains a 2% NSR finder's fee that has not been accounted for as there is not reliable information to measure.

Costs related to the properties can be summarized as follows:

	Balance April 30, 2023	Additions	Balance April 30, 2024	Additions	Balance October 31, 2024
Acquisition costs	$	$	$	$	$
Cash	-	-	-	6,053,559	6,053,559
Shares	-	-	-	11,522,376	11,522,376
Transaction cost	-	-	-	70,699	70,699
Subtotal	-	-	-	17,646,634	17,646,634

	Balance April 30, 2023	Additions	Balance April 30, 2024	Additions	Balance October 31, 2024
Exploration costs	$	$	$	$
Land and reclamation fees	-	-	-	136,052	136,052
Subtotal	-	-	-	136,052	136,052
	-	-	-	17,782,686	17,782,686
Effect of change in exchange rate	-	-	-	(24,347)	(24,347)
Total	-	-	-	17,758,339	17,758,339

Page | 19

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six-month periods ended October 31, 2024, and 2023
Expressed in Canadian dollars - unaudited

9. Related Party Transactions

During the six-month periods ended October 31, 2024, and 2023, the Company has the following related party transactions:

(a) The Company has incurred $731,248 (October 31, 2023: $643,748) in salary, consulting fees, and management fees to the Company's officers and companies owned by the Company's officers as compensation.

(b) The Company has incurred $175,000 (October 31, 2023: $150,000) in director fees to the Company's directors.

(c) The Company has paid $390,000 (October 31, 2023: $300,000) to a company with common directors and officers for rent expenses and administration expenses.

(d) The Company has granted 4,850,000 (October 31, 2023: 2,965,000) stock options to officers and directors of the Company (Note 10(e)).

(e) The Company has granted 360,000 (October 31, 2023: nil) RSUs to officers of the Company (Note 10(f)).

(f) As of October 31, 2024, $96,113 (October 31, 2023: $57,130) was payable to officers of the Company.

These transactions are in the normal course of operations and have been valued in these condensed consolidated interim financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties

Page | 20

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six-month periods ended October 31, 2024, and 2023
Expressed in Canadian dollars - unaudited

10. Share Capital

a) Authorized

Unlimited number of common shares with no par value.

b) Issued and outstanding

As at October 31, 2024, 278,743,888 (April 30, 2024: 232,642,035) common shares with no par value were issued and outstanding.

During the six-months period ended October 31, 2024, 8,879,468 warrants were exercised at a weighted average exercises price of $1.84 for proceeds of $16,338,210, and 3,753,000 options were exercised at a weighted average exercise price of $1.33 for proceeds of $5,006,128. 113,311 RSUs were exercised and converted to common shares at the vested price of $1.60.

On September 19, 2024, the Company completed its previously announced bought deal public offering of 25,000,000 common shares of the Company at a price of $2.60 per share for aggregate gross proceeds of $65,000,000. In addition, the Company granted the underwriters an over-allotment option exercisable at the same price to purchase 3,750,000 which was exercised for gross proceeds of $9,750,000.

On October 25, 2024, the Company completed an at-the-market offering ("ATM") of 3,900,000 common shares of the Company at a price of $2.95 (US$2.19) for gross proceeds of $11,508,172 (US$8,537,880).

Cash commissions to the underwriters of both transactions totaled $5,394,006.

On May 8, 2024, the Company issued 448,137 shares in relation to the acquisition of El Richard - San Enrique claims (Note 8).

On October 16, 2024, the Company issued to the Sellers 257,937 shares in relation to the acquisition of Goanna Resources (Note 8).

During the six-months ended October 31, 2023, 5,490 warrants were exercised for proceeds of $7,691, and 50,000 options were exercised for proceeds of $7,000. No other shares were issued during the six months ended October 31, 2023.

c) Escrow shares

As of October 31, 2024, the Company has 250,000 shares in escrow (April 30, 2024: 500,000). The escrow shares relate to the Prismo transaction (Note 6) are subject to a voluntary escrow period of 24 months. During this period, 25% of the securities will be released every six months, starting from the closing date of January 6, 2023. As of October 31, 2024, 750,000 have been released and 250,000 shares remain in escrow.

In connection with the acquisition of Goanna Resources, the Consideration Shares have resale restrictions accepted by the Sellers for up to 36-month periods after the closing date.

d) Warrants

As of October 31, 2024, the Company has 6,557,695 warrants outstanding and exercisable (April 30, 2024: 15,437,163).

During the six-month period ended October 31, 2024, 8,879,468 warrants were exercised for proceeds of $16,338,210 at a weighted average share price of $1.75. No other warrants were issued during the six months ended October 31, 2024.

During the six-months ended October 31, 2023, 5,490 warrants were exercised for proceeds of $7,691. No other warrants were issued during the six months ended October 31, 2023.

Page | 21

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six-month periods ended October 31, 2024, and 2023
Expressed in Canadian dollars - unaudited

10. Share Capital (continued)

d) Warrants (continued)

The following is a summary of warrant transactions for the six-month period ended October 31, 2024, and for the year ended April 30, 2024:

	October 31, 2024		April 30, 2024
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
		$		$
Warrants outstanding, beginning of the period	15,437,163	1.89	14,771,833	1.91
Issued	-	-	1,380,000	1.50
Exercised	(8,879,468)	(1.84)	(714,670)	(1.46)
Warrants outstanding, end of the period	6,557,695	1.95	15,437,163	1.89

The following warrants were outstanding and exercisable on October 31, 2024:

Expiry date	Exercise price (1) $	Number of warrants outstanding and exercisable
15-Nov-24 (2)	1.98	6,104,900
15-Nov-24 (2)	1.43	71,415
09-Feb-25	1.63	122,827
28-Feb-26	1.48	258,553
		6,557,695

(1) According to the Arrangement with Vizsla Royalties on June 24, 2024 (Note 7), each Vizsla Silver Warrant was exchanged for one Vizsla Silver Replacement Warrant with the exercise price being adjusted accordingly.

(2) Subsequent to October 31, 2024, 6,092,400 warrants were exercised for proceeds of $12,213,002 (Note 14).

As at October 31, 2024, the weighted average remaining contractual life for outstanding warrants is 0.03 years (April 30, 2024: 0.69 years).

The fair value of the broker warrants granted in the year ended April 30, 2024, was calculated as of the grant date using the Black-Scholes pricing model with the following assumptions:

For the year ended April 30, 2024
Risk Free Interest Rate	4.18%
Expected Dividend Yield	-
Expected Volatility	61.35%
Expected Term in Years	2 years

During the six-month period ended October 31, 2024, the Company recorded fair value of $nil (year ended April 30, 2024 - $742,418) against reserves.

Page | 22

VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six-month periods ended October 31, 2024, and 2023
Expressed in Canadian dollars - unaudited

10. Share Capital (continued)

e) Options

The Company has adopted a Stock Option Plan (the "Plan") pursuant to which options may be granted to directors, officers, and consultants of the Company. Under the terms of the Plan, the Company can issue a maximum of 10% of the issued and outstanding common shares at the time of the grant, a maximum term of 10 years, and the exercise price of each option is determined by the directors but may not be less than the closing market price of the Common Shares on the day preceding the date of granting of the option less any available discount, in accordance with TSXV Policies. No option may be granted for a term longer than ten years. Options granted under the Plan including vesting and the term, are determined by, and at the discretion of, the Board of Directors.

On June 12, 2024, the Company granted 6,050,000 stock options at an exercise price of $2.24 directors, officers, employees and consultants of the Company. These options are exercisable for a period of five years and will vest over the next two years.

During the six-month period ended October 31, 2024, 3,753,000 options were exercised for proceeds of $5,006,128 with weighted average share price of $1.85, and 58,000 options were canceled. No other options were granted, canceled, or expired during the six-month period ended October 31, 2024.

The continuity of stock options for the six-month periods ended October 31, 2024, and for the year ended April 30, 2024, is as follows:

	October 31, 2024		April 30, 2024
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Options outstanding, beginning of the period	18,803,722	1.88	15,926,972	1.69
Issued	6,050,000	2.24	4,500,000	1.57
Cancelled	(58,000)	(2.18)	(841,000)	(1.85)
Exercised	(3,753,000)	(1.33)	(782,250)	(1.38)
Options outstanding, end of the period	21,042,722	1.88	18,803,722	1.66
Options exercisable, end of the period	13,059,222	1.85	15,469,222	1.68

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VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six-month periods ended October 31, 2024, and 2023
Expressed in Canadian dollars - unaudited

10. Share Capital (continued)

e) Options (continued)

The following options were outstanding and exercisable as October 31, 2024:

Expiry date	Exercise price $	Adjusted exercise price $	Adjusted exercise price (1) $	Number of Options outstanding	Number of Options exercisable

27-Feb-29	0.15	0.14	0.14	480,000	480,000
30-Dec-24	0.69	0.66	0.65	325,000	325,000
07-Jan-25	0.72	0.69	0.68	45,000	45,000
29-Jun-25	0.79	0.76	0.75	360,000	360,000
06-Aug-25	2.15	2.07	2.05	1,390,000	1,390,000
01-Dec-25	1.46	1.40	1.39	100,000	100,000
12-Jan-26	1.71	1.64	1.63	60,000	60,000
17-Feb-26	1.50	1.44	1.43	1,437,722	1,437,722
22-Jun-26	2.31	2.22	2.20	2,745,000	2,745,000
12-Jul-26	2.44	2.34	2.32	220,000	220,000
27-Jul-26	2.44	2.34	2.32	139,000	139,000
24-Sep-26	2.25	2.25	2.25	1,585,000	1,585,000
01-Feb-27	2.45	2.45	2.43	200,000	200,000
02-Jun-27	1.74	1.74	1.72	442,000	345,000
10-Feb-28	1.60	1.60	1.59	1,710,000	1,422,000
19-May-28	1.60	1.60	1.59	3,184,000	1,938,000
15-Nov-28	1.36	1.36	1.35	320,000	80,000
18-Dec-25	1.53	1.53	1.52	250,000	187,500
12-Jun-29	2.26	2.26	2.24	6,050,000	-
				21,042,722	13,059,222

(1) According to the Arrangement with Vizsla Royalties on June 24, 2024, each Vizsla Silver Option was exchanged for one Vizsla Silver Replacement Option with the exercise price being adjusted accordingly.  The change in the fair value of the options upon replacement was in the amount of $28,617.

The fair value of the options granted was calculated using the Black-Scholes option pricing model with the following assumptions for options granted in the six-month period ended October 31, 2024, and 2023:

	For the six months ended
	October 31, 2024	October 31, 2023
Risk Free Interest Rate	2.84%-4.01%	3.29%
Expected Dividend Yield	-	-
Expected Volatility	60-75%	96.24%
Expected Term in Years	3-5 years	5 years

The Company recorded a fair value of $5,519,054 as share-based compensation for the six months period ended October 31, 2024 (October 31, 2023 - $3,697,694). For the six-month period ended October 31, 2024, the Company used an estimated forfeiture rate of 4%, resulting in an impact of $219,618 (October 31,2023: $nil) which reduces the fair value of share-based compensation.

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VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six-month periods ended October 31, 2024, and 2023
Expressed in Canadian dollars - unaudited

10. Share Capital (continued)

f) Restricted shares units ("RSU")

As of October 31, 2024, the Company has 1,702,744 RSUs outstanding (April 30, 2024: 1,044,073).

During the six-month period ended October 31, 2024, 113,311 RSUs were exercised and converted to common shares at the vested price of $1.60 and 3,018 RSU was cancelled. The Company granted 775,000 RSUs to officers, employees, and consultants of the Company. These RSUs will vest in three equal annual instalments commencing on the first anniversary of the grant date. The fair value of each RSU is $2.34 which is the value of a Vizsla common share on grant day.

On February 10, 2023, pursuant to the Company's Equity Incentive Compensation Plan, the Company granted 1,133,572 restricted share units (each, an "RSU") to directors, officers, employees, and consultants of the Company. The RSUs will vest in three equal annual installments commencing on the first anniversary of the grant date. The Company can settle each vested RSUs with cash, sharers, or a combination of cash and share at the Company's discretion.

The fair value of each RSU is $1.60 which is the value of a Vizsla common share on issuance day (February 10, 2023). The total share-based compensation of the RSUs is valued at $1,813,715, which will be realized as the RSUs vest.

The continuity of RSUs for the six-month period ended October 31, 2024, and for the year ended April 30, 2024, is as follows:

	October 31, 2024		April 30, 2024
	Number of RSUs	Weighted average exercise price	Number of RSUs	Weighted average exercise price
		$		$
RSUs outstanding, beginning of the period	1,044,073	1.60	1,133,572	1.60
Issued	775,000	2.34	318,000	1.89
Exercised and converted to shares	(113,311)	(1.60)	(206,786)	(1.60)
Cancelled	(3,018)	(1.60)	(200,713)	(1.60)
RSUs outstanding, end of the period	1,702,744	1.99	1,044,073	1.69

The following RSUs were outstanding and exercisable on October 31, 2024:

Expiry date	Exercise price $	Number of RSUs outstanding	Number of RSUs exercisable
10-Feb-26	1.60	609,744	10,100
01-Apr-27	1.89	318,000	-
12-Jun-27	2.34	775,000	-
		1,702,744	10,100

For the six-month period ended October 31, 2024, the Company has recognized a share-based compensation of $814,545 (October 31, 2023: $563,576) for the RSUs. For the six-month period ended October 31, 2024, the Company used an estimated forfeiture rate of 4%, resulting in an impact of $30,204 (October 31, 2023: $nil) which reduces the fair value of share-based compensation.

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VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six-month periods ended October 31, 2024, and 2023
Expressed in Canadian dollars - unaudited

11. Financial Instruments

Fair value of financial instruments

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

The three levels are defined as follows:

  Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
  Level 2 - inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for the full term of the financial instrument.
  Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's financial instruments are cash and cash equivalent, investments, other receivables, due to related party, and accounts payable and accrued liabilities. All these financial instruments are carried on the condensed consolidated interim statements of financial position at amortized cost except investments, which are carried at fair value through profit or loss using a level 2 fair value measurement (Note 6). The fair values of these financial instruments approximate their carrying value due to their short-term nature.

The Company's financial instruments are exposed to certain financial risks, including liquidity risk, credit risk and interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at October 31, 2024, the Company had a cash and cash equivalent balance of $122,584,704 to settle liabilities of $3,985,802. All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms, except for the long-term portion of the Cash Consideration of the acquisition of Goanna Resources. Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Market risk

Market risk is the risk that changes in market prices will affect the Company's earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of financial instruments will fluctuate because of changes in market interest rates. An immaterial amount of interest rate exposure exists in respect of cash balances on the statement of financial position. As a result, the Company is not exposed to material cash flow interest rate risk on its cash balances.

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VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six-month periods ended October 31, 2024, and 2023
Expressed in Canadian dollars - unaudited

11. Financial Instruments (continued)

Foreign currency risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar, United States dollar, and Mexican Peso will affect the Company's operations and financial results. The Company and its subsidiaries are exposed to foreign currency risk to the extent that it has monetary assets and liabilities denominated in foreign currencies.

The Company measures the effect on total assets or total receipts of reasonably foreseen changes in interest rates and foreign exchange rates. The analysis is used to determine if these risks are material to the financial position of the Company. A 1% change in foreign exchange rate of CAD to MXN would increase/decrease the net and comprehensive loss for the period ended October 31, 2024, by approximately $180,742 (six-month period ended October 31, 2023: $192,000). Actual financial results for the coming year will vary since the balances of financial assets are expected to decline as funds are used for Company expenses.

Price risk

This risk relates to fluctuations in commodity and equity prices. The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered with the Company. The Company is exposed to credit-related losses in the event of non-performance by the counterparties. The carrying amounts of financial assets best represent the maximum credit risk exposure at the reporting date. Cash and cash equivalent are held with reputable banks in Canada. The long-term credit rating of these banks, as determined by Standard and Poor's, was A+. As at October 31, 2024, the cash on deposit at these institutions was more than federally insured limits. However, management believes credit risk is low given the good credit ratings of the banks.

12. Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Panuco-Copala property in which the Company currently has an interest are in the exploration stage, as such the Company has historically relied on the equity markets to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The capital structure of the Company consists of shareholders' equity, comprising issued capital and deficit. The Company is not exposed to any externally imposed requirements. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

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VIZSLA SILVER CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the six-month periods ended October 31, 2024, and 2023
Expressed in Canadian dollars - unaudited

13. Segment Information

The Company has one operating segment, principally mineral exploration.

Geographic Information

The Company's non-current assets by location of assets are as follows:

	October 31, 2024	April 30, 2024
	$	$
Canada	7,375,288	628,123
Mexico	212,139,328	216,396,869
	219,514,616	217,024,992

14. Subsequent Events

Exercise and grant of warrants, options, and RSUs subsequently.

Subsequent to October 31, 2024, 6,092,400 warrants were exercised at a weighted average exercises price of $2.00 for proceeds of $12,184,800, and 19,722 options were exercised at a weighted average exercise price of $1.43 for proceeds of $28,202.

Subsequent to October 31, 2024, 83,915 warrants with exercise prices between $1.45-$2.00 expired unexercised.

Uplisting to the Toronto Stock Exchange.

On November 5, 2024, the Company received final listing approval from the Toronto Stock Exchange ("TSX") to graduate from the TSX Venture Exchange ("TSXV"). The common shares of the Company began trading on the TSX effective at the market open on November 7, 2024, under the symbol "VZLA".

In conjunction with the graduation to the TSX, the common shares were voluntarily delisted from, and will no longer trade on the TSXV, effective at the market close on November 6, 2024.

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